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NIC Inc.
2004 Annual Report


NIC's government partne
your time is valuab

Table of Contents

It's Time for Self-Funded eGovernment

Consolidated Statement of Operations Data	Year Ended December 31, 2004	Change	2003	Change	2002
Portal revenues	$48,543,779	21%	$40,209,000	16%	$34,778,978
Software & services revenues	$7,217,975	-32%	$10,622,209	-17%	$12,766,432
Total revenues	$55,761,754	10%	$50,831,209	7%	$47,545,410
Operating income (loss)	$11,799,532	61%	$7,337,898	193%	$(7,930,493)
Income (loss) from continuing operations	$7,104,661	12%	$6,327,907	214%	$(5,574,530)
Net income (loss)	$7,104,661	12%	$6,327,907	183%	$(7,609,993)
Earnings (loss) per share from continuing operations – basic & diluted	$0.12	9%	$0.11	210%	$(0.10)
Loss per share - discontinued operations	–	–	–	–	$(0.03)
Net earnings (loss) per share – basic & diluted	$0.12	9%	$0.11	185%	$(0.13)
Weighted average shares outstanding – basic	58,988,456	1%	58,330,793	3%	56,875,327
Weighted average shares outstanding – diluted	60,877,294	3%	59,269,291	4%	56,875,327

MARKET FOR THE COMPANY'S COMMON STOCK AND RELATED SHAREHOLDER MATTERS

Price Range of Common Stock

The following table sets forth the high and low closing sales prices for NIC's common stock for the periods indicated.

Fiscal Year Ended December 31, 2004	High	Low
First Quarter	$8.85	$5.25
Second Quarter	$7.15	$5.10
Third Quarter	$7.15	$5.17
Fourth Quarter	$5.50	$4.15

Fiscal Year Ended December 31, 2003	High	Low
First Quarter	$1.95	$1.46
Second Quarter	$3.09	$1.71
Third Quarter	$5.03	$2.92
Fourth Quarter	$8.47	$4.62

Dividend Policy

NIC expects that it will retain all available earnings generated by Company operations for the development and growth of our business. Any future determination as to the payment of dividends will be made at the discretion of the NIC Board of Directors and will depend on NIC's operating results, financial condition, capital requirements, general business conditions, and such other factors as the Board of Directors deems relevant.

Consolidated Balance Sheet Data	2004	Change	As of December 31, 2003	Change	2002
Cash and cash equivalents	$30,768,668	127%	$13,540,400	42%	$9,559,086
Cash and cash equivalents - restricted	$3,000,000	-44%	$5,363,033	-15%	$6,300,054
Marketable securities	$ –	-100%	$249,139	0%	$248,816
Working capital	$35,713,539	45%	$24,625,441	54%	$15,956,068
Current ratio	2.7	29%	2.1	17%	1.8
Total assets	$93,071,323	9%	$85,739,872	15%	$74,456,269
Long-term debt (includes current portion of notes payable/capital lease obligations)	$ –	-100%	$363,033	-32%	$532,910
Total shareholders' equity	$72,260,475	14%	$63,163,593	15%	$55,055,798
Debt to equity ratio	–	–	0.6%	-40%	1.0%
Book value per share	$1.22	13%	$1.08	11%	$0.97

Supplemental Disclosures	2004	Change	Year Ended December 31, 2003	Change	2002
Portal gross profit percentage	48.8%	–	46.3%	–	42.9%
Software & services gross profit percentage	22.6%	–	20.5%	–	-7.2%
Operating income margin percentage	21.2%	–	14.4%	–	-16.7%
Selling & administrative costs as a percentage of revenues	21.6%	–	23.0%	–	28.0%
Return on shareholders' equity	10.5%	-2%	10.7%	180%	-13.3%
Depreciation & amortization	$1,495,252	-16%	$1,783,164	-40%	$2,988,389
Capital expenditures	$1,189,336	-22%	$1,518,798	57%	$967,627
Net operating loss carryforward	$59,359,549	-13%	$68,292,014	-4%	$70,919,621
Effective tax rate	39.8%	–	15.8%	–	38.8%
Portal state population served	50,357,702	10%	45,823,623	12%	41,011,443
Portal revenue per capita	$0.95	16%	$0.82	5%	$0.78

NOTE: The selected consolidated financial data set forth above should be read in conjunction with the consolidated financial statements and related notes, and "Management's Discussion and Analysis of Financial Condition and Results of Operations," included in the Company's Form 10-K/A for the year ended December 31, 2004 filed with the SEC on March 16, 2005.

NIC expanded rapidly following its initial public offering in July of 1999 and incurred substantial net losses through mid-2002 primarily as a result of its acquired software & services businesses. Throughout this time period, the Company's core portal operations grew and remained profitable. As part of a broad strategic refocusing of the Company on its outsourced portal business, NIC became profitable in the second half of 2002 and has been profitable since that time. NIC expects to continue to be profitable and has focused on operations that it believes have demonstrable ability to produce positive net income and sustainable cash flow in the future.

Letter to Shareholders

Focusing on Results

In 2004, NIC extended its record of success in building valuable eGovernment services for our government partners and the citizens and businesses they serve.

2004 HIGHLIGHTS

Thanks to our steady focus on adding value to our government partners, NIC earned $7.1 million, or 12 cents per share, on total revenues of $55.8 million in 2004. Operating income grew 61 percent to $11.8 million, and operating cash flow was a healthy $14.6 million for the year.

Our portal business continues to deliver extraordinary value. Portal revenues for 2004 increased 21 percent over the previous year to $48.5 million, and portal gross profit rose 27 percent to $23.7 million during the same period. Portal gross margins were 49 percent for the year, compared to 46 percent in 2003.

NIC generates leverage by increasing revenues while keeping incremental overhead spending in check. This focus on reducing administrative costs through internal efficiencies last year allowed us to increase our investment in business development. By rebalancing corporate expenses, we were able to expand our sales efforts and still hold total operating expenses to a one percent increase in 2004.



There are many reasons why NIC had a strong 2004, but two obvious drivers are the strength of our core portal business and the unique self-funded model we use to deliver exceptional value to governments and their constituents.

PORTALS ARE AN OUTSTANDING CORE BUSINESS

Our core business has been a success since the day we started managing eGovernment services for the state of Kansas back in 1991. As the company has grown, we have applied this proven formula to every new

portal: sign a long-term contract, hire entrepreneurial managers, create recurring revenue streams, and nurture strong relationships by being a partner instead of acting like a vendor. The results of this strategy are clear – portal operating income has grown at a 48 percent compound annual rate since 2001, and revenue per capita has risen more than 75 percent over the last four years to $0.95.

We continue to build on this success by using our existing infrastructure and talent to develop new eGovernment applications at a rapid rate. NIC launched an average of one revenue-generating service per business day in 2004. With nearly 200 more services in the development pipeline, we expect this growth trend to continue.

THE SELF-FUNDED MODEL: THE RIGHT SOLUTION

Government has expensive initiatives to fund and not enough money to pay for all of them. NIC's unique self-funded model provides a financing solution for leaders who recognize the value of eGovernment but choose to spend taxpayer dollars elsewhere.

The beauty of the self-funded model is that we provide top-notch online applications at no upfront cost to taxpayers and generate revenues from the users who benefit from these eGovernment services. NIC remains the only company that has successfully implemented the self-funded solution multiple times, and 16 states currently offer enhanced eGovernment services through our unique partnerships.

Our winning portal formula: sign long-term contracts, hire entrepreneurial managers, create recurring revenue streams, and nurture relationships by being a partner instead of acting like a vendor.


Total revenues
2000
2001
2002
2003
2004
MILLIONS

EXPANDING OUR LONG-TERM PARTNERSHIPS

NIC is successful because our long-term partnerships with government are successful. NIC has never had a government partner fail to exercise a contract renewal, and we had five states sign contract extensions in 2004. Oklahoma also signed a new five-year agreement that will dramatically expand the state's online service offerings through the self-funded model. We never take our partners for granted, and I want to thank Arkansas, Hawaii, Idaho, Maine, Tennessee, and Oklahoma for continuing to put their trust in NIC.

State procurement laws require that contracts be put out for bid after a certain term, and NIC has successfully won every competitive rebid. In 2005, six of our portal contracts are expected to be rebid. These opportunities to secure new long-term contracts will further strengthen our relationships with our partner states. We will compete aggressively and use every resource at our disposal to secure new contracts with each of these valued partners.

Bringing our state and local partners together is one of the most effective ways we add value and foster strong relationships. In the fall of 2004,

we hosted the second annual NIC eGovernment Leadership Summit for more than 30 government leaders from 13 states. We always strive to increase collaboration and sharing across the NIC portal system, and the resulting services that are created from such cross-pollination makes this event extremely worthwhile for both NIC and our government partners.

INNOVATION IS A KEY GROWTH DRIVER

It takes many ingredients to create a unique eGovernment service, including market research, a committed government partner, and the appropriate level of investment in technology and marketing. NIC's focus on research and development is particularly evident in some of our newest cutting-edge applications.

For example, Nebraska's JUSTICE system is an innovative service that consolidates court record searches from 185 county and circuit courts into a single Web site. Another first-of-its-kind service is temporary vehicle permits, which Montana is currently testing with several auto dealerships. In addition to registering a car sale, the system prints a temporary permit to be used until a license plate is delivered. These are two of NIC's newer innovations that we expect to launch in other states in the future.

As has been the case during the last 14 years, NIC will continue to set the standard for eGovernment innovation by reinvesting wisely in our portals. This strategy will keep gross margins near the 50 percent level while simultaneously delivering new high-potential online services and preserving our mutually beneficial government relationships.

We are well aware that other companies want to knock us from our leadership position, which makes us even more determined to be the best at what we do.

THE COMPETITIVE MARKETPLACE

NIC has two competitive advantages that we leverage at every opportunity. We are the experts at delivering results with the self-funded model, and we have officials in 16 states who will vouch for us as a qualified provider. These assets are extremely valuable as we pursue new business opportunities, because states are usually predisposed to select an experienced provider. In addition, references from government officials are extremely valuable in the government procurement process. I want to especially thank our partners for continuing to serve as references for NIC and advocates for self-funded eGovernment. Their loyal support is an essential component of our business development strategy.

In 2004, we put our competitive advantages to the test in two hotly contested new self-funded state portal bids – and we earned the right to negotiate contracts in both states. Among the competitors were BearingPoint, IBM, Keane, Tier Technologies, CGI-AMS, and HP. The strength of our self-funded model and the proven value we bring to partners were cited by both states as the reasons for NIC's selection.

At press time, our contract negotiations with these two states were ongoing. While I am as eager as anyone to make a formal announcement, NIC's policy is to not disclose new contracts until all negotiations are concluded and we can reasonably project revenues. Once we reach that milestone, I look forward to sharing the good news with our investors.

In the meantime, we continue to pursue new business opportunities that align with our core self-funded solution. More than 30 states with a population of 230 million people are not currently being served by NIC, which means new states represent tremendous growth potential. In the self-funded portal market, NIC continues to be the gold standard. We are well aware that other companies want to knock us from

our leadership position, which makes us even more determined to be the best at what we do.

POSITIVE TRENDS

At NIC, we prefer to use basic common sense to assess changes in our operating environment instead of putting our faith in the trend-watchers and prognosticators who try to predict the future. The following obvious points reassure me that we're in the right business:

People have less spare time, not more. This rings true across every social class and demographic group.

Standing in line at a government office is not a value-added activity. People will take advantage of a faster and easier alternative if it is available.

Decreasing equipment costs and rising broadband penetration rates are putting computers with high-speed connections into more homes and offices every day. Using the Internet is much easier when the technology is readily available.

The Internet is becoming the primary service channel – especially for younger generations. As the father of five children under the age of 20, I see first-hand how the Internet has become the default resource for every possible type of service.


Portal revenues
175%
2000
2001
2002
2003
2004

MILLIONS

Recurring revenues now account for more than 90 percent of portal revenues.

Armed with this widely agreed-upon set of facts, NIC continues to believe that the Internet will approach near-ubiquitous status as future generations use it for accessing every possible source of information. At the same time, eGovernment will keep growing as people seek ways to save time and avoid standing in line at a government office. I believe NIC is well-positioned to prosper as these events continue to take shape.

ATTENTION-GETTING AWARDS

For the third consecutive year, an NIC partner was ranked number one in the nation by the Center for Digital Government's Best of the Web competition. Maine received the award for best state Web portal, the same honor our partners in Utah and Virginia received in 2003 and 2002, respectively. Seven partners (Maine, Indiana, Virginia, Alabama, Kentucky, Nebraska, and Tennessee) finished among the top ten state portals, and specific applications in Rhode Island, Utah, Maine, Idaho, Kansas, and Oklahoma were recognized for eGovernment excellence.

In another major eGovernment survey, Tennessee's online services were ranked best in the nation by Brown University, and NIC's partners in Maine, Utah, and Indiana were also ranked in the top ten.

While we do not manage our business to win awards, we are delighted when our efforts to build great eGovernment services generate accolades for our partners.

TAKING THE NEXT STEP IN 2005

Due to the many points I've outlined here, we have strong growth opportunities in 2005. Recurring revenues now account for more than 90 percent of portal revenues, most of which are derived from

businesses in regulated industries that recognize the value of fast and easy access to online government services.

Non-DMV services, or those applications other than driver histories, now represent nearly 40 percent of NIC's portal revenues, up from less than 10 percent five years ago. NIC is committed to identifying, launching, and marketing new non-DMV revenue-generating services that will benefit our partners and the citizens and businesses they serve.

We will continue to expand our eGovernment services further into the retail channel. Our hunting & fishing point-of-sale service is a popular solution that allows retail clerks to sell outdoor licenses directly to shoppers through an online terminal and basic user interface. The service began in Alabama in 2003 and expanded into Virginia, Indiana, and Oklahoma in 2004. NIC has further expanded its retail base by recently signing national agreements that will allow us to work with Wal-Mart and Kmart stores in other states.

Preserving data security is essential. NIC maintains stringent security measures that consistently meet state and local regulations. We will continue to work closely with our government partners, who approve each application before it is deployed, to ensure that sensitive data is never compromised through a state portal we operate. Furthermore, we will continue to review our own internal controls for computer security to ensure we consistently preserve the public trust.

One final note on internal controls – in the first year NIC was subject to the requirements of Section 404 of the Sarbanes-Oxley Act, our system of internal control over financial reporting was deemed effective by both our management team and our independent registered public accountants.

NIC's software and services contract with the California Secretary of State had a big year in 2004 by delivering the Uniform Commercial Code filing system. We will be spending this year working on the second half of the engagement, and we expect the business entity filing system will be complete in 2006.

eGOVERNMENT THAT CREATES VALUE

This year, NIC reaffirms its commitment to being the best partner government has ever worked with as well as the best place our employees have ever worked. By doing so, we will continue to strive to be the best investment our investors have ever made. NIC delivers on these commitments by building the most efficient, effective, and user-friendly eGovernment services in the nation.


Portal gross profit
2000
2001
2002
2003
2004
MILLIONS

One thing I have learned during my 14 years in this industry is this – give business and citizens a faster and easier way to deal with government, and they'll use it. We did just that in Kansas back in 1991, and we continue to do it today. We are honored to be part of the process that allows our government partners to deliver value to the citizens and businesses they serve.

This year's annual report is dedicated to the thousands of business and citizens – including those featured in the following pages – that recognize the value of eGovernment. Thank you again for your support in 2004, and we look forward to 2005.

Taking the Time to Drop Us a Line

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"When I registered a new business last year, I was impressed with how simple the online registration process was. I appreciate the time you took to understand real business needs and find ways to make Utah state government a facilitator."

"Kentucky's new Web site is awesome – great information paired with a clean design is definitely a winning formula."

"Thanks for the easy-to-use Indiana Secretary of State online filing system. I wish all of my work was this easy."

"Quick, easy, readily available, no paper, and just click to submit instead of mailing something in. Renewing my Oklahoma medical license online was a very positive experience in every way."

"I appreciate being able to pay this ticket online at the CivicNet Web site. The process was easy and flawless."

"Montana's professional license renewal service is great. It was easy to navigate and the instructions were clear and concise. The entire process was easy, quick, and a great way to take care of your customers. Hats off to all who made this possible."

"The best way to pay Iowa property taxes is online. It took half the time and cost a fraction of doing it the old way. Thank you!"

"For the court clerks and their employees, Virginia's online court fine prepayment service is like having an additional cashier working 24 hours a day and seven days a week."

"The only way Vermont's online vehicle registration renewal could get any better is if you came to my house and did it for me."

"The Kansas WebFile online tax filing system is fantastic. It is truly a model for what government needs to provide. I was delighted by how easy and quick the system was."

"Thanks for being innovative (and daring) enough to use technology to make our workloads lighter by offering online vital records requests in Hawaii."

"I was impressed by Alabama's Web site – the information was useful and I felt like I had access to 'everything Alabama' with the online live help service. Great job!"


I'm lobstering.

www.Maine.gov

2004 AT-A-GLANCE

Transactions:	1,346,600
Total interactive applications:	265

Marine Professional License Renewals

Cundys Harbor, MAINE

"With 800 lobster traps in the water, I don't have a free day to stand in line at a government office to renew my lobster harvesting license. Maine.gov's online renewal service took less time, less effort, and is very slick."

Skip Purinton

Maine is the lobster capital of the world, and more than 8,000 people make their living as lobster harvesters. It is a demanding profession and the hours are long – a typical lobster harvester works six days a week from sunrise to sunset, especially during the busy season that runs from June to January.

In the past, fishermen often spent an entire day commuting and waiting in line at the closest Department of Marine Resources office to renew their professional licenses.

The Maine Department of Marine Resources has made life easier for its busy fishermen by partnering with NIC's Maine subsidiary to offer instant renewals over the Internet. More than 20 professional license types, including lobster harvesting, scallop diving, and commercial fishing, can now be renewed online through www.Maine.gov.

Skip Purinton, a second generation lobster harvester from Cundys Harbor who started lobstering with his father at age nine, is one of the beneficiaries of online license renewals.

"With 800 lobster traps in the water, I don't have a free day to stand in line at a government office to renew my lobster harvesting license," said Purinton. "Maine.gov's online renewal service took less time, less effort, and is very slick."

With the time he saved by using Maine.gov's lobster harvester license renewal service, Skip spent a full day harvesting lobsters and still had spare time to pursue his hobbies – which include tennis, playing drums in a local band, and studying martial arts.


I'm building homes.

www.CivicNet.net

Building Permits

2004 AT-A-GLANCE

Transactions:	355,188
Total interactive applications:	51

Indianapolis, INDIANA

"Thanks to CivicNet, permits are being processed faster than ever before. Our construction projects are experiencing fewer delays as a result, which has made my management team very happy."

Deborah Green
Permit Coordinator
C.P. Morgan Communities

Building a home is a permit-intensive process, and a typical structure often requires up to 10 separate permits even before construction can begin. For residential builders, one way to eliminate construction delays is to obtain building permits from local government on a timely basis.

The City of Indianapolis and Marion County, Indiana, have partnered with NIC's Indiana subsidiary to provide online building permits through the metro area's www.CivicNet.net business portal. The Internet-based service offers structural, heating and cooling, plumbing, and several other building permits for the metro area's construction professionals. The introduction of online permitting has reduced processing time by an average of two days and eliminated the need to make two trips to the Division of Compliance to request and retrieve permits.

C.P. Morgan Communities built 2,600 homes in the greater Indianapolis area in 2004 and is the number one residential home builder in the region. The company is also one of CivicNet's largest customers and is the highest volume user of master permits, a timesaving service that processes nine separate construction permits through a single request and also allows builders to upload site plans via the Internet.

Deborah Green is C.P. Morgan's permit coordinator and is responsible for obtaining building permits for every new residential home construction project in the Indianapolis metro area. "I used to spend the entire day waiting in line at the Division of Compliance for four or five permits to be processed, and now I can do the same thing online in about five minutes," said Green. "Thanks to CivicNet, permits are being processed faster than ever before. Our construction projects are experiencing fewer delays as a result, which has made my management team very happy."


I'm playing with my son.

www.Tennessee.gov

2004 AT-A-GLANCE

Transactions:	9,810,000
Total interactive applications:	152

Driver's License Renewals

Nashville, TENNESSEE

"As a working mom, I'm always looking to spend more quality time with my son. I was thrilled to be able to renew my driver's license on the Internet in a matter of minutes instead of losing half the day at the DMV."

Robinette Gaston

The privilege of having a driver's license comes with a burden – standing in line at the Department of Motor Vehicles office. Many states, including Tennessee, have taken steps to reduce the number of people who visit their DMV offices every day.

In partnership with NIC's Tennessee subsidiary, the state has launched several popular driver-related services on the Internet, including driver's license renewals, changes of address, ordering a duplicate license, and license reinstatement requests.

Since launching in September 2000, Tennessee's online driver's license services have become some of the most popular sites on www.Tennessee.gov. More than 71,000 driver's license renewals were processed over the Internet in 2004, and the service has enjoyed double-digit growth each year since it was introduced.

True to the populist nature of the Internet, Tennessee has processed driver's license renewals for people of all ages, from teenagers to senior citizens. Tennesseans are also embracing the concept of accessing government services at any time of day or night. More than 25 percent of all renewals are now processed when government offices are closed.

One such user is Robinette Gaston, a Nashville marketing executive and working mother who renewed her driver's license online after putting her son, Beau, to bed one evening. "As a working mom, I'm always looking to spend more quality time with my son," said Gaston. "I was thrilled to be able to renew my driver's license on the Internet in a matter of minutes instead of losing half the day at the DMV."


I'm caring for senior citizens.

2004 AT-A-GLANCE

Transactions:	1,970,211
Total interactive applications:	300

Criminal Background Checks

Wynne, ARKANSAS

"I can now screen potential employees immediately before putting them on the floor. This wonderful service is a big timesaver that has allowed me to spend more time with my residents, which is the reason I love this job."

Charlotte Baskins
Administrator
Crestpark Retirement Inn

Background checks are an important part of the employment screening process for thousands of hiring managers across the country. Teachers, day care providers, and medical caregivers are among the professions that are checked for criminal activity before hiring and on an ongoing basis.

Criminal background checks in Arkansas often took more than a month to process, which caused employers to either delay hiring decisions or put unscreened people in jobs while waiting for reports to be sent. In April 2004, the Arkansas State Police teamed up with NIC's Arkansas subsidiary to accelerate the process by putting criminal background checks on the Internet.

The online version provides instant responses, and users of the system requested more than 30,000 online background checks in the first year. Half of the state's criminal background check requests are now processed electronically via www.Arkansas.gov.

Charlotte Baskins is the administrator for the Crestpark Retirement Inn, a senior care center in Wynne with more than 70 full-time residents. Crestpark employs 85 people and performs background checks on every new hire and 20 percent of current employees each year.

"Before Arkansas introduced online criminal background checks, I had to postpone hiring decisions for weeks or months while I waited for my requests to be processed," said Baskins. "I can now screen potential employees immediately before putting them on the floor. This wonderful service is a big timesaver that has allowed me to spend more time with my residents, which is the reason I love this job."


I'm supplying electricity.

2004 AT A GLANCE

Transactions:	927,516
Total interactive applications:	45

Commercial Vehicle Credentialing

Boise, IDAHO

"Our pieces of equipment need to be in state compliance in order to serve our customers. I love that I can take care of credentialing at my desk through Idaho's trucking portal and have the permits mailed to me the next day. It makes it so much easier to keep our vehicles on the road."

Marilynn Robertson
New Vehicle Specialist
Idaho Power

In Idaho, more than 5,500 local motor carriers travel the state's 70,000-mile roadway system each year, and thousands of out-of-state vehicles pass through the Gem State every day. The commercial motor carrier industry is heavily regulated, and companies with fleets of vehicles are required to obtain and pay for a wide range of Idaho licenses, permits, endorsements, and taxes.

To help commercial motor carriers navigate Idaho's compliance requirements, the three state agencies responsible for regulating the transportation industry joined forces with NIC's Idaho subsidiary to build a central Web site. The resulting vertical industry portal, or "vortal," consolidates more than 10 regulatory services from the Idaho Transportation Department, Idaho Tax Commission, and Idaho State Police in a single online location.

Idaho's trucking portal, which is available at trucking.idaho.gov, has automated key credentialing functions and reduced the administrative burden for all three agencies by accelerating processing time. For example, the trucking vortal has helped cut paper filings for International Fuel Tax Agreements by 17 percent, and half of all hazardous materials endorsements are now obtained via the Internet.

Marilynn Robertson is a frequent visitor to Idaho's trucking portal. As the new vehicle specialist for Idaho Power, she's responsible for ensuring that her company's 1,364 vehicles and pieces of equipment are properly registered with the state. Idaho Power serves more than 425,000 households in a 20,000 square mile area, so there is a lot of ground to cover each day.

"Our pieces of equipment need to be in state compliance in order to serve our customers," said Robertson. "I love that I can take care of credentialing at my desk through Idaho's trucking portal and have the permits mailed to me the next day. It makes it so much easier to keep our vehicles on the road."


I'm meeting with constituents.

www.Nebraska.gov

2004 AT-A-GLANCE

Transactions:	5,372,547
Total interactive applications:	285

Legislation Tracking

Lincoln, NEBRASKA

"I serve as Senator Louden's eyes and ears for issues he cares about, and tracking legislation is a big part of my job. With BillTracker, our office has been able to put additional resources toward meeting our district's needs because we've significantly reduced the time we spend wading through daily legislative updates."

Claudia Lindley
Legislative Aide
The Office of Senator LeRoy Louden

Every year, thousands of bills, amendments, and resolutions are introduced in state legislatures across the country. Tracking legislative activity in a paper-based environment drains resources from the offices of elected officials, policy experts, non-profits, and others with a vested interest in the lawmaking process.

Nebraska is no exception to the paper chase. More than 790 bills and resolutions appeared during the Nebraska Legislature's 2004 session, and another 1,000 legislative actions have already been introduced in the 2005 session that started this January.

To reduce the administrative burden within the state capital, the Nebraska Legislature teamed up with NIC's Nebraska subsidiary to develop an online service that automates the legislative monitoring process. BillTracker allows users to receive daily e-mail updates on legislation of interest, and more than 1,900 separate tracking profiles have already been established through www.Nebraska.gov.

Claudia Lindley is a legislative aide to Senator LeRoy Louden. As a 12-year veteran of the Nebraska Legislature who has worked with four different senators, she understands the demands of the role and is always on the lookout for solutions that make the most use of her limited time.

"I serve as Senator Louden's eyes and ears for issues he cares about, and tracking legislation is a big part of my job," said Lindley. "With BillTracker, our office has been able to put additional resources toward meeting our district's needs because we've significantly reduced the time we spend wading through daily legislative updates."


I'm shooting portraits.

2004 AT-A-GLANCE

Transactions:	556,765
Total interactive applications:	31

Business Tax Services

Warren, RHODE ISLAND

"I can't allow the many demands of being a small business owner to distract me during a portrait session. RI.gov's business tax services are great because they're easy to use, and the instant verification takes the guesswork out of whether a filing was received on time."

Scott Sylvia
Owner
Scott Sylvia Photography

Owning a small business can keep any entrepreneur on his or her toes. In addition to running their businesses in a competitive marketplace, entrepreneurs must keep track of required state taxes, including sales, withholding, and quarterly wage tax filings.

To help business owners spend more time on the job and less time managing their taxes, the Rhode Island Department of Taxation joined forces with NIC's Rhode Island subsidiary to develop a suite of user-friendly business tax services at www.RI.gov.

Since the first application launched in 2003, more than $338 million in business taxes has been collected through Rhode Island's Internet and telephone filing systems. The state's business tax filing services continue to grow, and more business tax filings were processed electronically in the first three months of 2005 than during all of 2004.

Scott Sylvia has been a well-known portrait photographer in Warren for 10 years and uses the state's business tax suite to file quarterly sales and wage taxes. His business continues to grow, and he now shoots about 360 portrait sessions per year.

"My studio has been successful because I focus on the needs of my clients," said Sylvia. "I can't allow the many demands of being a small business owner to distract me during a portrait session. RI.gov's business tax services are great because they're easy to use, and the instant verification takes the guesswork out of whether a filing was received on time."

2004 Milestones

FEBRUARY
Following a competitive rebid, Nebraska signs a new long-term portal management contract with Nebraska Interactive.

MAY
Nebraska introduces JUSTICE, which consolidates court record searches from 185 county and circuit courts into a single online service. More than 70,000 record requests are now delivered electronically each month through the system.

JUNE
Hawaii Information Consortium is awarded a portal management contract extension by the state of Hawaii.

Arkansas Information Consortium is awarded a portal management contract extension by the state of Arkansas.

JULY
New England Interactive is awarded a portal management contract extension by the state of Maine.

Five NIC partners are ranked in the top ten in the Center for Digital Government's Digital States Survey that evaluates state government use of technology.

NIC Chief Executive Officer Jeff Fraser wins the Ernst & Young Entrepreneur of the Year award.

AUGUST
Tennessee Information Division is awarded a portal management contract extension by the state of Tennessee.

Financial services executive Art N. Burtscher is elected as an independent member to the NIC Board of Directors.

SEPTEMBER
NICUSA is awarded a new long-term self-funded portal management contract by the state of Oklahoma.

OCTOBER
NIC's government partners once again sweep the Center for Digital Government's Best of the Web awards for portal and Web site excellence. Maine is ranked the best state government portal in the nation, and seven of NIC's state partners finish in the top 10. A total of 14 NIC state and local partners are recognized.

Tennessee's state government portal is ranked best in the nation in Brown University's fifth annual survey of eGovernment performance, and four NIC partners place in the top 10.

DECEMBER
Idaho Information Consortium is awarded a portal management contract extension by the state of Idaho.

NIC by the Numbers

Number of new revenue-generating eGovernment services launched by NIC portals in 2004

Number of eGovernment transactions processed by NIC portals in 2004

Increase in the number of eGovernment transactions processed by NIC portals in 2004 vs. 2003

Number of site accesses at NIC-supported government Web sites in 2004

Increase in the number of site accesses at NIC-supported government Web sites in 2004 vs. 2003

Increase in NIC's operating income from 2004

Maine's ranking in the 2004 Best of the Web state competition

Portal revenue per capita in 2004

Tennessee's ranking in the 2004 Brown University eGovernment survey

Number of federal, state, and local government agencies supported by NIC

Increase in the number of federal, state, and local government agencies supported by NIC in 2004 vs. 2003

Number of NIC partner states that use the self-funded business model

Number of interactive eGovernment services built and managed by NIC

Year-over-year increase in NIC's portal revenues

Number of consecutive years NIC's government partners have taken the top two spots in the Best of the Web state competition

Some figures cited have been adjusted for rounding and are the latest available as of March 2005. All numbers are from NIC internal sources.



Map does not reflect state contract negotiations in process as of March 2005.

Development and management of official state government Web sites and services

Development and management of official local government Web sites and services

Development and management of official multi-jurisdictional government Web sites and services

Document management systems, electronic filing services, ethics compliance portals, and eGovernment application development



Alabama www.Alabama.gov

Arkansas www.Arkansas.gov

Des Moines, IA www.DMgov.com

Federal Election Commission www.FEC.gov

Hawaii www.eHawaii.gov

Idaho www.Idaho.gov

Indiana www.IN.gov

Indianapolis & Marion County, IN www.CivicNet.net

Iowa www.IOWAccess.org

Iowa County Treasurers www.IowaTreasurers.org

Kansas www.accessKansas.org

Kentucky www.Kentucky.gov

Maine www.Maine.gov

Montana www.DiscoveringMontana.com

Oklahoma www.OK.gov

Nebraska www.Nebraska.gov

Rhode Island www.RI.gov

Tennessee www.Tennessee.gov

Utah www.Utah.gov

Vermont www.Vermont.gov

Virginia www.Virginia.gov

[illegible]

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REPORT OF MANAGEMENT

The management of NIC Inc. has prepared the accompanying condensed consolidated financial statements as of December 31, 2004 and 2003, and for the years ended December 31, 2004, 2003, and 2002, and is responsible for their integrity and objectivity. Management maintains a system of internal control over financial reporting that is designed to provide reasonable assurance that, among other things, transactions are properly executed and financial records and reports are reliable. Through its Audit Committee, the NIC Board of Directors reviews our financial and accounting policies, practices, and reports. Management's Report on Internal Control Over Financial Reporting appears in NIC's 2004 Annual Report on Form 10-K/A.

Jeff Fraser
Chairman of the Board and
Chief Executive Officer

Eric Bur
Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of NIC Inc.:

We have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements of NIC Inc. and its subsidiaries as of December 31, 2004 and 2003, and for each of the three years in the period ended December 31, 2004, management's assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2004 and the effec tiveness of the Company's internal control over financial reporting as of December 31, 2004; and in our report dated February 28, 2005, we expressed unqualified opinions thereon. The consolidated financial statements and management's assessment of the effectiveness of internal control over financial reporting referred to above (*not presented herein*) appear in the NIC Inc. Annual Report on Form 10-K/A for the year ended December 31, 2004.

In our opinion, the information set forth in the accompanying condensed consolidated financial statements is fairly stated, in all material respects, in relation to the consolidated financial statements from which it has been derived.

PricewaterhouseCoopers LLP

Kansas City, Missouri
February 28, 2005

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,		
	2004	2003	2002
Revenues:			
Portal revenues	$48,543,779	$40,209,000	$34,778,978
Software and services revenues	7,217,975	10,622,209	12,766,432
Total revenues	**55,761,754**	**50,831,209**	**47,545,410**
Operating expenses:			
Cost of portal revenues, exclusive of depreciation and amortization	24,866,146	21,585,990	19,855,320
Cost of software and services revenues, exclusive of depreciation and amortization	5,583,248	8,442,771	13,687,296
Selling and administrative	12,017,576	11,681,386	13,322,099
Impairment loss	-	-	4,316,230
Stock compensation	-	-	1,306,569
Depreciation and amortization	1,495,252	1,783,164	2,988,389
Total operating expenses	43,962,222	43,493,311	55,475,903
Operating income (loss)	**11,799,532**	**7,337,898**	**(7,930,493)**
Other income (expense):			
Interest income	116,037	100,215	179,829
Interest expense	(10,852)	(20,927)	(49,193)
Equity in net loss of affiliates	(109,061)	106,716	(1,234,938)
Other income (expense), net	13,906	(10,842)	(71,775)
Total other income (expense)	10,030	175,162	(1,176,077)
Income (loss) from continuing operations before income taxes	11,809,562	7,513,060	(9,106,570)
Income tax expense (benefit)	4,704,901	1,185,153	(3,532,040)
Income (loss) from continuing operations	7,104,661	6,327,907	(5,574,530)
Discontinued operations:			
Loss from discontinued operations (less applicable income tax benefit of $-, $-, and $1,306,398)	-	-	(2,035,463)
Net income (loss)	**$7,104,661**	**$6,327,907**	**$(7,609,993)**
Basic and diluted earnings (loss) per share:			
Earnings (loss) per share - continuing operations	**$0.12**	**$0.11**	**$(0.10)**
Loss per share - discontinued operations	**$ -**	**$ -**	**$(0.03)**
Net earnings (loss) per share	**$0.12**	**$0.11**	**$(0.13)**
Weighted average shares outstanding			
Basic	58,988,456	58,330,793	56,875,327
Diluted	60,877,294	59,269,291	56,875,327

This financial information should be read in conjunction with the financial statements and related notes in NIC's 2004 Annual Report on Form 10-K/A.

CONDENSED CONSOLIDATED BALANCE SHEETS

	December 31, 2004	2003
ASSETS		
Current assets:		
Cash and cash equivalents	$30,768,668	$13,540,400
Cash and cash equivalents - restricted	3,000,000	5,363,033
Marketable securities	–	249,139
Trade accounts receivable	17,610,106	17,871,454
Unbilled revenues	3,400,231	8,402,690
Deferred income taxes	433,502	427,168
Prepaid expenses and other current assets	1,311,880	1,140,527
Total current assets	**56,524,387**	**46,994,411**
Property and equipment, net	2,602,704	2,991,596
Unbilled revenues	2,403,791	-
Deferred income taxes	31,273,740	34,922,355
Other assets	266,701	187,013
Investments in affiliates and joint ventures	–	644,497
Total assets	**$93,071,323**	**$85,739,872**
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$14,393,767	$16,345,249
Accrued expenses	6,265,777	5,244,979
Notes payable - current portion	–	155,724
Application development contracts	–	464,654
Other current liabilities	151,304	158,364
Total current liabilities	**20,810,848**	**22,368,970**
Notes payable - long-term portion	–	207,309
Total liabilities	**20,810,848**	**22,576,279**
Commitments and contingencies	–	–
Shareholders' equity:		
Common stock, no par, 200,000,000 shares authorized 58,715,672 and 59,301,375 shares issued and outstanding		
Additional paid-in capital	200,921,146	198,929,405
Accumulated deficit	(128,456,174)	(135,560,835)
Accumulated other comprehensive income (loss)	–	(480)
	72,464,972	**63,368,090**
Less treasury stock	(204,497)	(204,497)
Total shareholders' equity	**72,260,475**	**63,163,593**
Total liabilities and shareholders' equity	**$93,071,323**	**$85,739,872**

This financial information should be read in conjunction with the financial statements and related notes in NIC's 2004 Annual Report on Form 10-K/A.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,		
	2004	2003	2002
Cash flows from operating activities:			
Net income (loss)	$7,104,661	$6,327,907	$(7,609,993)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
Depreciation and amortization	1,495,252	1,783,164	3,379,270
Compensation expense recognized related to stock options	–	–	1,306,569
Loss on disposals of property and equipment	–	11,551	1,769,412
Accretion of discount on marketable securities	–	(2,295)	(4,048)
Application development contracts	(464,654)	(1,094,104)	(2,403,221)
Impairment loss	–	–	4,316,230
Deferred income taxes	5,019,489	1,399,041	(6,190,548)
Deferred income tax benefit relating to stock options	(688,604)	(546,623)	1,145,950
Equity in net loss of affiliates	109,061	(106,716)	1,234,938
Changes in operating assets and liabilities, net of effects of acquisitions:			
(Increase) decrease in trade accounts receivable	261,348	(3,406,392)	(2,634,198)
(Increase) decrease in unbilled revenues	2,598,668	(5,660,799)	(463,890)
(Increase) decrease in prepaid expenses and other current assets	43,672	103,991	(80,161)
Decrease in other assets	23,313	29,442	109,829
Increase (decrease) in accounts payable	(1,951,482)	3,594,759	1,469,370
Increase (decrease) in accrued expenses	1,020,798	1,419,608	(1,701,553)
(Decrease) in other current liabilities	(7,060)	(355,144)	(95,562)
Net cash provided by (used in) operating activities	**14,564,462**	**3,497,390**	**(6,451,606)**
Cash flows from investing activities:			
Purchases of property and equipment	(1,189,336)	(1,518,798)	(967,627)
Purchases of marketable securities	–	(497,705)	(23,745,011)
Maturities of marketable securities	250,000	500,000	27,566,194
Proceeds from sale of affiliate	300,005	–	–
Investments in affiliates and joint ventures	–	–	(191,000)
Net cash provided by (used in) investing activities	**(639,331)**	**(1,516,503)**	**2,662,556**

This financial information should be read in conjunction with the financial statements and related notes in NIC's 2004 Annual Report on Form 10-K/A.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

	Year Ended December 31,		
	2004	2003	2002
Cash flows from financing activities:			
Cash and cash equivalents - restricted	2,363,033	937,021	(6,300,054)
Payments on notes and debentures payable	(363,033)	(169,877)	(339,833)
Payments on capital lease obligations	–	–	(13,762)
Payments to repurchase common stock	–	–	(215,260)
Proceeds from employee common stock purchases	116,746	72,487	84,611
Proceeds from exercise of employee stock options	1,186,391	1,160,796	2,881,682
Proceeds from stock subscriptions receivable	–	–	15,000
Net cash provided by (used in) financing activities	**3,303,137**	**2,000,427**	**(3,887,616)**
Net increase (decrease) in cash and cash equivalents	**17,228,268**	**3,981,314**	**(7,676,666)**
Cash and cash equivalents, beginning of year	**13,540,400**	**9,559,086**	**17,235,752**
Cash and cash equivalents, end of year	**$30,768,668**	**$13,540,400**	**$9,559,086**
Other cash flow information:			
Interest paid	$10,852	$20,927	$49,193
Income taxes paid	$465,172	$382,358	$94,200

This financial information should be read in conjunction with the financial statements and related notes in NIC's 2004 Annual Report on Form 10-K/A.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	COMMON STOCK		Additional	
	Shares	Amount	Paid-in Capital	Accumul Defici
Balance, January 1, 2002	**$56,260,197**	**$ -**	**$195,158,906**	**$(134,278,7**
Net loss	–	–	–	(7,609,9
Stock options exercised	1,915,094	–	2,865,295	
Deferred compensation expense recognized	–	–	–	
Stock subscriptions received	–	–	–	
Issuance of common stock under employee stock purchase plan	32,504	–	84,611	
Issuance of common stock under earnout settlement agreement	140,000	–	197,400	
Forfeiture of common stock issued to acquire business	(105,961)	–	–	
Repurchase of common stock	(149,488)	–	–	
Tax deductions relating to stock options	–	–	196,042	
Adjustment of deferred tax asset related to stock options	–	–	(1,341,992)	
Unrealized holding loss on marketable securities	–	–	–	
Balance, December 31, 2002	**58,092,346**	**-**	**197,160,262**	**(141,888,7**
Net income	–	–	–	6,327,
Stock options exercised	574,595	–	1,160,796	
Issuance of common stock under employee stock purchase plan	48,731	–	72,487	
Tax deductions relating to stock options	–		546,623	
Retirement of treasury stock	–	–	(10,763)	
Unrealized holding loss on marketable securities	–	–	–	
Balance, December 31, 2003	**58,715,672**	**-**	**198,929,405**	**(135,560,**
Net income	–	–	–	7,104,
Stock options exercised	505,378	–	1,186,391	
Issuance of common stock under employee stock purchase plan	80,325	–	116,746	
Tax deductions relating to stock options	–	–	688,604	
Unrealized holding gain on marketable securities	–	–	–	
Balance, December 31, 2004	**$59,301,375**	**$ -**	**$200,921,146**	**$(128,456,**

This financial information should be read in conjunction with the financial statements and related notes in NIC's 2004 Annual Report on Form 10-K/A.

Accumulated Other Comprehensive Income (Loss)	Note and Stock Subscriptions Receivable	Deferred Compensation Expense	Treasury Stock	Total
$120	**$(15,000)**	**$(1,306,569)**	**$ -**	**$59,558,708**
-	-	-	-	(7,609,993)
-	-	-	-	2,865,295
-	-	1,306,569	-	1,306,569
-	15,000	-	-	15,000
-	-	-	-	84,611
-	-	-	-	197,400
-	-	-	-	-
-	-	-	(215,260)	(215,260)
-	-	-	-	196,042
-	-	-	-	(1,341,992)
(582)	-	-	-	(582)
(462)	**-**	**-**	**(215,260)**	**55,055,798**
-	-	-	-	6,327,907
-	-	-	-	1,160,796
-	-	-	-	72,487
-	-	-	-	546,623
-	-	-	10,763	-
(18)	-	-	-	(18)
(480)	**-**	**-**	**(204,497)**	**63,163,593**
-	-	-	-	7,104,661
-	-	-	-	1,186,391
-	-	-	-	116,746
-	-	-	-	688,604
480	-	-	-	480
$ -	**$ -**	**$ -**	**$(204,497)**	**$72,260,475**

Corporate Information

BOARD OF DIRECTORS

John L. Bunce, Jr.
Mr. Bunce, 45, is a managing director of Hellman & Friedman Capital Partners III, a private equity investment firm. He is also a director of Arch Capital Group and Western Wireless Corporation. He became an NIC director in 1998.

Art N. Burtscher
Mr. Burtscher, 54, is chairman of McCarthy Group Advisors, an investment advisory firm. He is also a director of NovaStar Financial, Great Western Bancorporation, Great Western Bank, Amerisphere Multifamily Finance LLC, Landscapes Unlimited, Inc., and the Silverstone Group. He became an NIC director in 2004.

Daniel J. Evans
Governor Evans, 80, is chairman of Daniel J. Evans Associates, a public policy consulting firm, and previously served as Governor and U.S. Senator for the state of Washington. He is also a director of Costco Wholesale Corporation, Cray, Inc., Western Wireless Corporation, and Archimedes Technology Group. He became an NIC director in 1998.

Jeffery S. Fraser
Mr. Fraser, 45, is chairman and chief executive officer of NIC. He co-founded NIC's initial company, Kansas Information Consortium, 14 years ago. He became an NIC director in 1998.

Ross C. Hartley
Mr. Hartley, 57, is a co-founder of NIC and former president of The Hartley Insurance Group. He is also a director of the Empire District Electric Company. He became an NIC director in 1998.

Pete Wilson
Governor Wilson, 71, is a principal at Bingham Consulting Group, a business consulting firm. He previously served as Governor and U.S. Senator for the state of California and Mayor of San Diego. He is also a director of The Irvine Company and IDT Entertainment and serves on the board of advisors for Thomas Weisel Partners. He became an NIC director in 1999.

Audit Committee
Art N. Burtscher – Chair
John L. Bunce, Jr.
Daniel J. Evans
Pete Wilson

Compensation Committee
John L. Bunce, Jr. – Chair
Art N. Burtscher
Daniel J. Evans
Pete Wilson

Corporate Governance & Nominating Committee
John L. Bunce, Jr. – Chair
Art N. Burtscher
Daniel J. Evans
Pete Wilson

Contacting the Board of Directors
Signed, confidential, and anonymous communications to NIC's Board of Directors should be sent via e-mail to board@nicusa.com or in writing to:

Board of Directors
NIC
10540 South Ridgeview Road
Olathe, Kansas 66061

The Board's committee charters, the Company's Code of Business Conduct and Ethics, and governance guidelines may be found on the Company's Web site at www.nicusa.com/investor and may be obtained in print by contacting the Investor Relations Department at cneff@nicusa.com or 877-234-EGOV.

OFFICERS

Jeffery S. Fraser
Chairman of the Board and
Chief Executive Officer

Harry H. Herington
Chief Operating Officer

Eric J. Bur
Chief Financial Officer

William F. Bradley
Executive Vice President,
Strategy, Policy, and Legal

Samuel R. Somerhalder
Executive Vice President,
Operations and Administration

Richard L. Brown
Executive Vice President,
Technology and Solutions

Stephen M. Kovzan
Vice President, Financial Operations
and Chief Accounting Officer

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

PricewaterhouseCoopers LLP
1055 Broadway, 10th Floor
Kansas City, Missouri 64105
816-472-7921
www.PwC.com

OUTSIDE COUNSEL

Rothgerber Johnson & Lyons LLP
One Tabor Center
Suite 3000
1200 Seventeenth Street
Denver, Colorado 80202
303-623-9000
www.rothgerber.com

SHAREHOLDER INFORMATION

Annual Meeting
The Annual Meeting of NIC Inc. will be held on May 3, 2005, at 10:00 a.m. (CDT) at the Sheraton Overland Park Hotel at Convention Center, 6100 College Boulevard, Overland Park, Kansas.

A formal notice, together with the proxy statement and proxy form, will be mailed in advance of the meeting to all shareholders of record entitled to vote. Shareholders are encouraged to attend the meeting, but those unable to do so are asked to sign and return the proxy form.

Stock Listing
NIC Inc.'s common stock is traded on Nasdaq under the symbol "EGOV." As of March 14, 2005, there were 59,608,740 shares outstanding.

Register and Transfer Agent
EquiServe, Inc.
250 Royall Street
Canton, Massachusetts 02021
(781) 575-2000

Investor Relations
Securities analysts and investors are encouraged to contact the Company with questions or requests for information. Copies of NIC's Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and other publications are available without charge upon written request. Inquires should be directed to:

Christopher Neff
Director of Integrated Marketing
10540 South Ridgeview Road
Olathe, Kansas 66061
(435) 645-8898
(877) 234-EGOV
cneff@nicusa.com

These documents can also be viewed online at www.nicusa.com.

Writing and production:
NIC Integrated Marketing

Design: modern8,
Salt Lake City, Utah

Photography: Amy Murow

Application – A service that allows a user to interact electronically with government.

Constituent – Citizens, businesses, and government employees who use NIC's services.

Cross-Boundary Integration – Also called "one stop shops," these Government services allow constituents to interact seamlessly with more than one government entity. *Example: Court records from 185 county and circuit courts in Nebraska can be accessed online through the state's JUSTICE system.*

DMV (Department of Motor Vehicle) Revenues – Revenues generated through the purchase of driver histories by the insurance industry.

eGovernment – A platform for delivering government services via the Internet or telephone.

Governing Board – A government-appointed entity that provides oversight for eGovernment portal operations. A typical government board has both public and private sector representation and develops the policies, establishes fees, and sets priorities for the portal.

Non-DMV Revenues – Revenues generated through all eGovernment services other than driver histories.

Partner – A federal, state, county, or city government that works in cooperation with NIC to deliver services electronically.

Point-of-Sale – An online service accessible from a sales terminal that allows retail employees to offer eGovernment services directly to in-store customers. *Example: Wal-Mart and Kmart stores in Alabama sell hunting and fishing licenses in their sporting goods departments through the state's point-of-sale system.*

Portal – A central Web site through which a wide range of government services can be accessed.

Self-Funded – Developed by NIC, this business model allows governments to offer eGovernment services without using upfront taxpayer funds. NIC collects a nominal transaction fee on a limited number of high-volume applications to cover the costs of building and managing online services on behalf of state and local governments across the country.

Subscription – A feature that allows high-volume users of eGovernment services to access value-added portal applications with a user name and password.

Transaction – An end-to-end process in which information is transferred electronically between government and a constituent.

Transaction Fee – A nominal fee applied to select eGovernment services to cover the cost of building and maintaining online services.

UCC (Uniform Commercial Code) – Required registered debt filings that are typically processed by a state's secretary of state office.

Vertical Portal ("Vortal") – An eGovernment portal through which users can interact with multiple governments through a single site. *Example: The Idaho trucking vertical portal allows the commercial transport industry to access online services for multiple state regulatory agencies through a single Web site.*



Corporate Headquarters

NIC Inc.
10540 South Ridgeview Road
Olathe, Kansas 66061

P (877) 234-EGOV
F (913) 498-3472

www.nicusa.com

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